

December 4, 2012

Via E-Mail
Bradford Cooke
Chief Executive Officer
Endeavour Silver Corp.
Suite 301-700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

Re: Endeavour Silver Corp.
Form 40-F for Fiscal Year Ended December 31, 2011
Filed April 2, 2012
File No. 001-33153

Dear Mr. Cooke:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.2

Notes to the Consolidated Financial Statements

22. Transition to International Financial Accounting Standards

First time adoption of IFRS, page 30

1.   We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 that you applied upon the adoption of IFRS. To the extent that your financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent

material, also qualitatively describe for us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, Staff Accountant at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining